Exhibit 99.1

New Board Member Proposed for AB SKF Notice of Annual General Meeting on April 25 2006

STOCKHOLM, Sweden--(BUSINESS WIRE)--March 16, 2006--As part of the nomination process agreed upon at the Annual General Meeting in 2005, the four largest shareholders of AB SKF with regard to the number of votes held, who together represent around 40% of the votes of the total number of company shares, propose that Mr. Eckhard Cordes be appointed as a new member of the SKF Board.

Mr. Cordes is currently CEO of Franz Haniel & Cie, GmbH. Mr. Cordes, born 1950, has studied business administration at Hamburg University and has graduated as Dr. rer.pol.

Mr. Cordes is Chairman of the Supervisory Board, Metro AG, member of the Supervisory Board, Rheinmetall AG, member of the Stuttgart Advisory Board, Deutsche Bank AG and member of the Supervisory Board, FIEGE Holding Stiftung & Co. KG.

Mr. Cordes joined Daimler-Benz AG in 1976 and after a number of senior executive positions he became member of the Board of Management in 1996 and also CEO of Mercedes Car Group, DaimlerChrysler AG in 2004. In 2005 he decided to leave DaimlerChrysler for his current position.

The proposal also includes the re-election of Board members Anders Scharp, Vito H. Baumgartner, Ulla Litzen, Clas Ake Hedstrom, Tom Johnstone, Winnie Kin Wah Fok and Leif Ostling. Soren Gyll is resigning from the Board.

AB SKF also hereby announces the contents of the Notice of the Company's Annual General Meeting on April 25 2006.

Goteborg, March 16 2006

Aktiebolaget SKF

(publ.)

Enclosure: Notice of Annual General Meeting

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CONTACT: Aktiebolaget SKF
SE-415 50 Goteborg, Sweden
Tel. +46 31 337 10 00
Fax. +46 31 337 17 22
www.skf.com
or
PRESS: Lars G Malmer
SKF Group Communication
tel. +46 (0)31 337 1541
Lars.G.Malmer@skf.com
or
IR: Marita Bjork
SKF Investor Relations
tel:+46 (0)31 337 1994
marita.bjork@skf.com